Exhibit (99.1)

SECTION 13(r) DISCLOSURE

The Blackstone Group L.P. may be deemed to beneficially own approximately 21% of the outstanding common stock of Kodak and has a representative on Kodak’s Board of Directors. Accordingly, The Blackstone Group L.P. may be considered an “affiliate” (as such term is defined in Rule 12b-2 of the Securities in Exchange Act of 1934, as amended) of Kodak.

The Blackstone Group L.P. has indicated in its public filings that it may also be considered an affiliate of Travelport Worldwide Limited (“Travelport”). Travelport included the disclosure reproduced below in its Form 10-K for the fiscal year ended December 31, 2015. Kodak has neither independently verified nor has it participated in the preparation of the disclosure reproduced below:

“As part of our global business in the travel industry, we provide certain passenger travel related Travel Commerce Platform and Technology Services to Iran Air. We also provide certain Technology Services to Iran Air Tours. All of these services are either exempt from applicable sanctions prohibitions pursuant to a statutory exemption permitting transactions ordinarily incident to travel or, to the extent not otherwise exempt, specifically licensed by the U.S. Office of Foreign Assets Control. Subject to any changes in the exempt/licensed status of such activities, we intend to continue these business activities, which are directly related to and promote the arrangement of travel for individuals.

The gross revenue and net profit attributable to these activities for the year ended December 31, 2015 were approximately $551,000 and $389,000, respectively, and $660,000 and $470,000 for the year ended December 31, 2014, respectively.”

The Blackstone Group L.P. has indicated in its public filings that it may also be considered an affiliate of Hilton Worldwide Holdings Inc. (“Hilton”). Hilton included the disclosure reproduced below in its Form 10-Q for the fiscal quarter ended September 30, 2015. Kodak has neither independently verified nor has it participated in the preparation of the disclosure reproduced below:

“During the fiscal quarter ended September 30, 2015, an Iranian governmental delegation stayed at the Transcorp Hilton Abuja for one night. The stays were booked and paid for by the government of Nigeria. The hotel received revenues of approximately $5,320 from these dealings. Net profit to Hilton Worldwide Holdings Inc. (“Hilton”) from these dealings was approximately $495. Hilton believes that the hotel stays were exempt from the Iranian Transactions and Sanctions Regulations, 31 C.F.R. Part 560, pursuant to the International Emergency Economic Powers Act (“IEEPA”) and under 31 C.F.R. Section 560.210 (d). The Transcorp Hilton Abuja intends to continue engaging in future similar transactions to the extent they remain permissible under applicable laws and regulations.”